Mail Stop 4561

June 10, 2005

John R. MacDonald
Chief Financial Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

RE:	Ameritrade Holding Corporation
Form 10-K for Fiscal Year Ended September 24, 2004
Filed December 9, 2004
File No. 000-49992

Dear Mr. MacDonald,

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide disclosures in your future filings that clarify the issues addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 16. Derivative Financial Instruments and Hedging Activities, page 59

1. Please tell us how your prepaid variable forward contract hedging relationship meets the requirements of paragraph 29 of SFAS 133.
Specifically, tell us how you determined that cash flows associated with the forecasted sale of Knight shares are probable.

2. Please tell us how you assess prospective and retrospective hedge effectiveness and how you measure hedge ineffectiveness at each measurement date.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

??

??

??

??

John R. MacDonald
Ameritrade Holding Corporation
June 10, 2005
Page 2